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                              FLEXXTECH CORPORATION
                      5777 W. CENTURY BOULEVARD, SUITE 775
                              LOS ANGELES, CA 94010
                                 (310) 342-0794

                                                                  March 14, 2002

U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Mail Stop 0306

Attn:    Mr. Russell Mancuso
         Mr. Thomas Jones

       RE:     FLEXXTECH CORPORATION
               APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2 FILE NO.: 333-76652
               -------------------

Dear Sirs:

         Please be advised that Flexxtech Corporation (the "Registrant") has retained the law firm, Pollet & Richardson, as its securities counsel in connection with the above reference matter. We hereby request pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Registration Statement on Form SB-2 initially filed with the Commission on January 14, 2002 (File No. 333-76652) (the "Registration Statement"). This application for withdrawal is made on the grounds that the Registrant has concluded that the revisions requested by the Commission as indicated in the comment letter dated February 15, 2002 are both material and extensive, and warrant a material redrafting of the prospectus in its entirety. The Registrant further advises the Commission that no shares of Common Stock sought to be registered pursuant to the Registration Statement have been offered or sold.

         Please stamp the enclosed additional copy of this letter with the date of receipt and return it to the undersigned in the envelope provided. If you should have any further questions regarding this request for withdrawal, please do not hesitate to contact Nimish Patel, Esq. from Pollet & Richardson at (310) 208-1182.

                                                     Very truly yours,
                                                     FLEXXTECH CORPORATION


                                                     /s/ Greg Mardock
                                                     --------------------------
                                                     By: Greg Mardock
                                                     Its: President